Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Holdings N.V. to Release Fourth-Quarter and Full Year 2007
Financial Results on February 27, 2008

AMSTERDAM, The Netherlands, February 11, 2008 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) announced today that it will host a conference call and webcast for investors and analysts at 9:30 a.m. EST on Wednesday, February 27, 2008 to review its fourth-quarter and full year 2007 financial results. The conference call will be hosted by Klaus Heinemann, Chief Executive Officer of AerCap, Keith Helming, Chief Financial Officer of AerCap, and Peter Wortel, Head of Investor Relations.

AerCap’s fourth-quarter earnings press release will be released before financial markets open in the United States on February 27, 2008.   A copy of the press release will be posted to the “Investor Relations” section of AerCap’s website at http://www.aercap.com. At the same time, the presentation slides for the conference call will be posted to AerCap’s website.

The call can be accessed live by dialing (U.S. investors) 800-772-1085 or (International investors) +1-706-634-5464 and referencing code 34282378 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under ‘Investor Relations’.

A replay of the call will be available beginning at 10:30 a.m. EST on February 27, 2008 and continuing through Wednesday, March 12, 2008. To access the recording, call 800-642-1687 (U.S. investors) or +1-706-645-9291 (International investors) and enter passcode 34282378. The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies. AerCap has a fleet of 317 aircraft and 69 commercial engines that were either owned, on order, under contract or letter of intent, or managed. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com	Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com